Hudbay Minerals Inc.
Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual Meeting of Shareholders (the “Meeting’) of Hudbay Minerals Inc. (the “Corporation”) held on May 4, 2017 in Toronto, Ontario. Each of the matters is described in greater detail in the Corporation’s Notice of Annual Meeting of Shareholders and Management Information Circular (the “Circular”) that was mailed to shareholders prior to the Meeting.

Item 1: Election of Directors

On a vote by a show of hands, each of the ten nominees listed in the Circular was elected as a director of the Corporation for the ensuing year or until his or her successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his or her election:

Director	Number of Favourable	Percentage of Favourable
	Votes Cast by Proxy	Votes Cast by Proxy

Carol T. Banducci	175,557,305	99.68%
Igor A. Gonzales	167,533,432	95.13%
Tom A. Goodman	173,623,191	98.58%
Alan Hair	175,477,528	99.64%
Alan R. Hibben	170,919,639	97.05%
W. Warren Holmes	174,696,991	99.19%
Sarah B. Kavanagh	175,536,939	99.67%
Carin S. Knickel	170,914,569	97.05%
Alan J. Lenczner	170,100,815	96.58%
Kenneth G. Stowe	175,572,596	99.69%

Item 2: Appointment of Auditor

On a vote by a show of hands, Deloitte LLP was appointed auditor of the Corporation and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration. Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of Deloitte LLP as auditor from the holders of 178,440,353 shares, representing approximately 99.02% of the shares represented by proxy at the Meeting and voted on the matter.

Item 3: Say on Pay Advisory Vote

On a vote by show of hands, the non-binding advisory resolution to accept the Corporation’s approach to executive compensation disclosed in the Circular was passed. Based on proxies received prior to the Meeting, management received proxies in favour of the acceptance of the non-binding advisory resolution on executive compensation from the holders of 156,823,932 shares, representing approximately 89.05% of the shares represented by proxy at the Meeting and voted on the matter.

Date: May 4, 2017

HUDBAY MINERALS INC.

(signed) Patrick Donnelly
Name: Patrick Donnelly
Title: Vice President and General Counsel